
Tractebel Energia
suez

Florianópolis, March 31th, 2005.

CE DF-0012/2005

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N. W., Mail Stop 3 - 2
Washington, D.C. 20549 USA

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760


05007100

Gentleman,

We are enclosing copies of the translation of the 60th (Sixtieth) minutes of Tractebel Energia S.A. Board of Directors Meeting as well as the convocation for the General Shareholders Meeting of Tractebel Energia S.A. that will take place on April 7th, 2005, at the Company's Headquartes, which were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Arianna Ferreira-Foley
The Bank of New York

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)221 7000 Fax: (48)221 7001



EXTRAORDINARY AND ORDINARY SHAREHOLDERS MEETINGS
CONVOCATION

According to the legal dispositions and By-laws, the Shareholders of **TRACTEBEL ENERGIA S.A.** are convoked for the Extraordinary and Ordinary Shareholders Meetings, to be realized, cumulatively, on April 7th, 2005, at 08:00 a.m., at the Company's Headquarters, located at Rua Antônio Dib Mussi, 366, Centro, Florianópolis, Santa Catarina State, with the following Agenda:

1. EXTRAORDINARY SHAREHOLDERS MEETING

1.1 Examining, discussing and voting the Company's administrators proposal, referring to performing the first issue of simple debentures of the Company, of chirographary species, in amount of BRL 200,000,000.00 (two hundred million Reais) (the "Issue" and the "Debentures", respectively). The Issue, which will be object of public distribution, in regime of firm guarantee, will be divided in two Series, being the remuneration of the first Series Debentures ("1st Series Debentures") referred at IGP-M – Market General Price Index, determined and issued by Fundação Getúlio Vargas and the remuneration of the second Series Debentures ("2nd Series Debentures") referred at daily average index of Interfinancing Deposits of one day - DI, over extra group, expressed at percentage form to the year, 252 (two hundred and fifty two) workingday basis, calculated and issued by Bailment and Liquidation Chamber – CETIP, according to the criteria to be determined at the Extraordinary Shareholders Meeting presently convoked. The 1st Series Debentures will have the validity term of 6 (six) years and the 2nd Series Debentures will have the validity term of 5 (five) years, both to count from their respective issuing dates. Authorizing the Company's directory to take steps that will be necessary to performing the Offer and its register before Federal Securities Commission.

1.2 Deliberating about the grouping of totality of shares representative of Company's Stock Capital, in proportion of 1,000 (one thousand) shares per 1 (one) share of the same kind and class, as well as the relation of shares by ADR – American Depositary Receipt, which will be of 5 (five) shares per 1 (one) ADR;

1.3 Alteration of the following By-laws dispositives: **(i)** *caput* of 5th article, conditioned to approval of subject constant of previous item; **(ii)** § 4th of 5th article; **(iii)** suppression of unique paragraph of 6th article; **(iv)** 8th; **(v)** §§ 1st and 2nd of article 16; **(vi)** clauses VIII and XII of article 19; **(vii)** clause IX of article 19; **(viii)** clause X of article 19; **(ix)** *caput* of article 21 and inclusion of unique paragraph; **(x)** transformation of unique paragraph of article 24 in § 1st, and inclusion of § 2nd; and **(xi)** suppression of articles 28 to 34 and remuneration of following, decurrent from alterations introduced in the preceding articles; and

1.4 Revalidation of the rendering services contracts celebrated between the Company and Suez-Tractebel S.A., approved at Extraordinary General Meeting that took place on April 29th, 2002 (This item of Agenda will be exclusively voted by minority shareholders).

2. ORDINARY SHAREHOLDERS MEETING

2.1 Examining, discussing and voting the financial statements related to the fiscal year ended on December 31st, 2004;

2.2 Deliberating about the Fiscal Year Net Profit destination and the dividends distribution;

2.3 Deliberating about the Budget of Capital for profit retention;

2.4 Deliberating about the employees participation over profit and results related to the 2004 fiscal year;

2.5 Deliberating over the Managers' global remuneration for the 2005 fiscal year.

The Shareholders, according to the applicable legislation and according to the article 13 of By-laws, shall prove their shareholder condition up to 72 (seventy two) hours before the Meetings, by means of deposit of the documents which prove Tractebel Energia S.A. shares ownership, to be delivered at Company's Headquarters, during business time.

Florianópolis, March 23rd, 2005.
Maurício Stolle Bähr
Board of Directors Chairman



CNPJ/MF - 02.474.103/0001-19

MINUTES OF THE 60th (SIXTIETH) BOARD OF DIRECTORS MEETING OF TRACTEBEL ENERGIA S.A.

On March 22nd, 2005, at 09:00 a.m., at Company's Headquarters, Rua Antônio Dib Mussi, No. 366, Centro, Florianópolis, Santa Catarina State, the members of the Board of Directors of Tractebel Energia S.A. assembled after regular convocation: Counselors Mr. Maurício Stolle Bähr, Mr. Manoel Arlindo Zaroni Torres, Mr. Victor-Frank de Paula Rosa Paranhos and Mr. Luiz Antônio Barbosa, representing the majority of its members. The Board of Directors Chairman, counselor Mr. Maurício Stolle Bähr presided the meeting and proposed Mr. José Moacir Schmidt as Meeting's Secretary, which was accepted by the other members. Greeting the presents, the President began the discussion of the subjects of the Agenda, included in the CA-002/2005 convocation, dated March 18th, 2005, which were the following: **Item 1** – Issue of Debentures; **Item 2** – General Matters. After discussing the subjects, the Chairman asked to vote the items of the Agenda, having the Counselors deliberated the following: **DELIBERATIONS**: **Item 1** – Approved, **by unanimity**, the Company's Directory proposal of performing the first issue of simple debentures of the Company, of chirography species, in amount of BRL 200,000,000.00 (two hundred million Reais). The Issue, which will be object of public distribution, in regime of firm guarantee, will be divided in two Series, being the remuneration of the first Series Debentures ("1st Series Debentures") referred at IGP-M – Market General Price Index, determined and issued by Fundação Getúlio Vargas and the remuneration of the second Series Debentures ("2nd Series Debentures") referred at daily average index of Interfinancing Deposits of one day - DI, over extra group, expressed at percentage form to the year, 252 (two hundred and fifty two) workingday basis, calculated and issued by Bailment and Liquidation Chamber – CETIP. Submitting the subject to deliberation of Extraordinary General Meeting, which shall establish the emission criteria. Putting the words to the disposition of the present Counselors, there was no manifestation, which led the Chairman to end the meeting, asking to be drawn up the present Minutes by the Secretary, which after being read and thought accordingly, was signed by the present members of Board of Directors, including the Chairman and the Secretary. Florianópolis/SC, March 22nd, 2005.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Counselor

Victor-Frank de Paula Rosa Paranhos
Counselor

Luiz Antônio Barbosa
Counselor

José Moacir Schmidt
Secretary